Exhibit 99.1

CORRECTING and REPLACING Sierra Metals Reports Consolidated Financial Results for the Third Quarter of 2022

Conference Call Tuesday November 15, 2022 at 11:00 AM (EST)

(All $ figures reported in USD)

  Revenue from metals payable of $38.8 million in Q3 2022, a 36% decrease from $60.7 million in Q3 2021 and a 22% decrease from the previous quarter, due to lower throughput at Yauricocha and slower ramp up at Bolivar as a result of a flooding event and operational restrictions due to limited ventilation in the Bolivar NorthWest zone.
  Adjusted EBITDA of $(3.9) million in Q3 2022, compared to $17.4 million in Q3 2021 and $1.4 million in Q2 2022.
  Net loss attributable to shareholders for Q3 2022 of $46.2 million, or $(0.28) per share (basic and diluted), compared to a net loss of $4.8 million, or ($0.03) per share in Q3 2021, and a net loss of $15.3 million or $(0.09) per share in Q2 2022.
  Net loss for Q3 2022 and 9M 2022 includes an impairment charge of $25.0 million ($nil for Q3 2021 and 9M 2021) for the Bolivar mine and $7.0 million ($nil for Q3 2021 and 9M 2021) for the Cusi mine.
  Adjusted net loss attributable to shareholders(1) of $10.7 million, or $(0.07) per share for Q3 2022, compared to adjusted net loss of $1.7 million or $(0.01) per share for Q3 2021 and an adjusted net loss of $11.6 million, or $0.07 per share for Q2 2022.
  $13.7 million of cash and cash equivalents and working capital of $(52.3) million1 as at September 30, 2022.
  Net Debt of $73.6 million as at September 30, 2022.
  Suspension of production and financial guidance remains in effect.

1 The negative working capital is largely due to the reclassification of the long-term portion of the credit facility as current, resulting from the breach of certain debt covenants as at September 30, 2022. The Company is seeking accommodation from the lending banks in the form of waivers for this non-compliance.

A shareholder conference call will be held Tuesday, November 15, 2022, at 11:00 AM (EST). Click here to register.

CORRECTION...by Sierra Metals Inc.

TORONTO--(BUSINESS WIRE)--November 15, 2022--Footnote (3) following the first table of release dated November 14, 2022 should read: (3) The negative working capital is largely due to the reclassification of the long-term portion of the credit facility as current, resulting from the breach of certain debt covenants as at September 30, 2022. The Company is seeking accommodation from the lending banks in the form of waivers for this non-compliance. Also in the Impairment Charge section, the following sentence was added to the first paragraph: The LOMs are not a National Instrument 43-101 technical report, but management's best estimate of future expected cash flows.

The updated release reads:

SIERRA METALS REPORTS CONSOLIDATED FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2022

Conference Call Tuesday November 15, 2022 at 11:00 AM (EST)

(All $ figures reported in USD)

  Revenue from metals payable of $38.8 million in Q3 2022, a 36% decrease from $60.7 million in Q3 2021 and a 22% decrease from the previous quarter, due to lower throughput at Yauricocha and slower ramp up at Bolivar as a result of a flooding event and operational restrictions due to limited ventilation in the Bolivar NorthWest zone.
  Adjusted EBITDA of $(3.9) million in Q3 2022, compared to $17.4 million in Q3 2021 and $1.4 million in Q2 2022.
  Net loss attributable to shareholders for Q3 2022 of $46.2 million, or $(0.28) per share (basic and diluted), compared to a net loss of $4.8 million, or ($0.03) per share in Q3 2021, and a net loss of $15.3 million or $(0.09) per share in Q2 2022.
  Net loss for Q3 2022 and 9M 2022 includes an impairment charge of $25.0 million ($nil for Q3 2021 and 9M 2021) for the Bolivar mine and $7.0 million ($nil for Q3 2021 and 9M 2021) for the Cusi mine.
  Adjusted net loss attributable to shareholders(1) of $10.7 million, or $(0.07) per share for Q3 2022, compared to adjusted net loss of $1.7 million or $(0.01) per share for Q3 2021 and an adjusted net loss of $11.6 million, or $0.07 per share for Q2 2022.
  $13.7 million of cash and cash equivalents and working capital of $(52.3) million1 as at September 30, 2022.
  Net Debt of $73.6 million as at September 30, 2022.
  Suspension of production and financial guidance remains in effect.

1 The negative working capital is largely due to the reclassification of the long-term portion of the credit facility as current, resulting from the breach of certain debt covenants as at September 30, 2022. The Company is seeking accommodation from the lending banks in the form of waivers for this non-compliance.

A shareholder conference call will be held Tuesday, November 15, 2022, at 11:00 AM (EST). Click here to register.

Sierra Metals Inc. (TSX: SMT) (BVL or Bolsa de Valores de Lima: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or “the Company”) today reported revenue of $38.8 million, a 36% decline from Q3 2021 and a 22% decline from Q2 2022, and adjusted EBITDA of $(3.9) million, a 122% decrease from Q3 2021 and a 379% decrease from Q2 2022 on throughput of 561,906 tonnes and metal production of 16.6 million copper equivalent pounds for the three-month period ended September 30, 2022.

Luis Marchese, CEO of Sierra Metals, commented, "the unexpected events during our latest quarter have made for another challenging period at Sierra Metals.

We have all been deeply impacted by the tragic mudslide incident at Yauricocha. As our primary objective remains the safety and well-being of all employees and contractors, a rigorous safety assurance process continues at the mine. Although production is ramping up, full production can only be reached once this process is complete.

In the coming months, we will continue to incorporate ore from the high-grade Fortuna zone and work towards recovery of tonnage at the Yauricocha Mine. In addition, exploration efforts will continue, both inside the mine for near term reach and in brownfield locations in close proximity to operations, in order to generate new exploration targets.”

He continued, “at Bolivar, unexpected flooding during most of the quarter in addition to the operational restrictions due to limited ventilation at the Bolivar NorthWest zone, negatively impacted throughput and grades.

On a consolidated basis, the Company’s revenues and EBITDA decreased 36% and 122%, respectively due to a 24% decrease in copper equivalent production when compared to the same quarter last year, coupled with a reduction in all metals prices, except zinc.”

He concluded, “Recent setbacks at both the Yauricocha and Bolivar Mines have prevented us from achieving full production and our turnaround goals within the initially proposed timeline, leading to suspended 2022 operating guidance. These unexpected challenges have culminated in the liquidity issues facing the Company. The Special Committee of our Board diligently continues its strategic review process. In the meantime, we remain disciplined in our approach to day-to-day operations.”

The following table displays selected financial and operational information for the three months and nine months ended September 30, 2022 compared to the corresponding periods for 2021 and the three months ended June 30, 2022:

				Nine Months Ended September 30,
(In thousands of dollars, except per share and cash cost amounts, consolidated figures unless noted otherwise)	Q3 2022	Q2 2022	Q3 2021	2022	2021
Operating
Ore Processed / Tonnes Milled	561,906	640,181	750,208	1,792,817	2,312,163
Silver Ounces Produced (000's)	669	608	807	2,011	2,722
Copper Pounds Produced (000's)	6,299	8,334	8,256	20,957	25,686
Lead Pounds Produced (000's)	3,878	3,333	7,841	11,427	24,805
Zinc Pounds Produced (000's)	10,815	10,426	19,112	31,733	64,368
Gold Ounces Produced	2,199	2,622	2,261	6,744	7,709
Copper Equivalent Pounds Produced (000's)[1]	16,637	17,794	21,870	50,202	71,966

Cash Cost per Tonne Processed	$65.60	$65.21	$44.63	$64.05	$46.25
Cash Cost per CuEqLb[2]	$2.41	$2.47	$1.65	$2.58	$1.65
AISC per CuEqLb[2]	$3.82	$3.94	$3.35	$4.14	$3.14

Cash Cost per CuEqLb (Yauricocha)[2]	$2.01	$2.06	$1.37	$2.09	$1.42
AISC per CuEqLb (Yauricocha)[2]	$3.36	$3.39	$2.83	$3.49	$2.69
Cash Cost per CuEqLb (Bolivar)[2,3]	$3.38	$3.39	$2.02	$3.71	$1.76
AISC per CuEqLb (Bolivar)[2,3]	$5.12	$5.49	$4.34	$5.88	$3.63
Cash Cost per AgEqOz (Cusi)[2]	$14.58	$24.84	$17.06	$16.92	$19.15
AISC per AgEqOz (Cusi)[2]	$19.23	$33.83	$28.93	$23.58	$31.65
Financial
Revenues	$38,787	$49,941	$60,701	$145,969	$209,774
Adjusted EBITDA[2]	$(3,867)	$1,413	$17,444	$13,534	$85,889
Operating cash flows before movements in working capital	$(6,768)	$(1,630)	$15,126	$2,303	$75,859
Adjusted net income (loss) attributable to shareholders[2]	$(10,705)	$(11,631)	$(1,677)	$(16,391)	$14,001
Net income (loss) attributable to shareholders	$(46,150)	$(15,266)	$(4,815)	$(61,047)	$7,353
Cash and cash equivalents	$13,690	$16,404	$58,288	$13,690	$58,288
Working capital [3]	$(52,345)	$(6,426)	$38,096	$(52,345)	$38,096
(1) Copper equivalent pounds and Silver equivalent ounces were calculated using the following realized prices:
Q3 2022 - $19.26/oz Ag, $3.51/lb Cu, $1.49/lb Zn, $0.90/lb Pb, $1,730/oz Au.
Q2 2022 - $22.65/oz Ag, $4.30/lb Cu, $1.79/lb Zn, $1.00/lb Pb, $1,872/oz Au
Q3 2021 - $24.20/oz Ag, $4.25/lb Cu, $1.36/lb Zn, $1.07/lb Pb, $1,790/oz Au.
9M 2022 - $21.95/oz Ag, $4.12/lb Cu, $1.66/lb Zn, $0.99/lb Pb, $1,826/oz Au.
9M 2021 - $25.81/oz Ag, $4.17/lb Cu, $1.31/lb Zn, $0.99/lb Pb, $1,796/oz Au.

(2) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the Company’s management discussion and analysis for the three and nine months ended September 30, 2022 (“MD&A”).

(3) The negative working capital is largely due to the reclassification of the long-term portion of the credit facility as current, resulting from the breach of certain debt covenants as at September 30, 2022. The Company is seeking accommodation from the lending banks in the form of waivers for this non-compliance.

The following table shows the Company’s realized selling prices for the three months ended September 30, 2022, and each of the last six quarters:

Realized Metal Prices	2022			2021
(In US dollars)	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Silver (oz)	$19.26	$22.65	$23.95	$23.41	$24.20	$26.80	$26.44
Copper (lb)	$3.51	$4.30	$4.53	$4.40	$4.25	$4.37	$3.88
Lead (lb)	$0.90	$1.00	$1.06	$1.06	$1.07	$0.97	$0.92
Zinc (lb)	$1.49	$1.79	$1.69	$1.55	$1.36	$1.34	$1.24
Gold (oz)	$1,730	$1,872	$1,875	$1,795	$1,790	$1,818	$1,778

Q3 2022 Consolidated Operating Highlights

Copper equivalent production of 16.6 million pounds; a 24% decrease from Q3 2021 and a 7% decrease from Q2 2022.

Consolidated Q3 2022 throughput of 561,906 tonnes was a 25% decrease over the Q3 2021 throughput of 750,208 tonnes. As compared to Q2 2022, consolidated throughput was 12% lower for Q3 2022.

Throughput from the Yauricocha Mine during Q3 2022 was 269,057 tonnes, a 17% decline when compared to Q3 2021 due to the suspension of mining activity and work stoppages during the quarter, which resulted in a 31% decrease in copper equivalent pounds produced. Declining grades due to restricted access to non-permitted areas of the mine also affected production. When compared to the previous quarter, throughput declined by 15%.

At the Bolivar Mine, throughput was 227,669 tonnes during Q3 2022. When compared to Q3 2021, throughput at Bolivar was 38% lower and while grades were higher for silver and gold, they were not enough to offset the lower throughput, resulting in a 16% decrease in copper equivalent pounds produced. Operational ramp up has been slower than expected due to unforeseen flooding in the Bolivar NorthWest zone during the quarter. When compared to Q2 2022, an 11% decrease in throughput, along with lower grades in copper and silver, resulted in a 10% decrease in copper equivalent pound production.

At Cusi, throughput was 65,180 tonnes during Q3 2022. When compared to Q3 2021, a 7% increase in throughput, combined with higher head grades for all metals except lead, resulted in a 22% increase in silver equivalent ounces production. Cusi suffered from an unexpected flooding event that restricted access to the lower areas of the mine during the second quarter. At the beginning of Q3, access to the lower levels of the mine was still limited. While throughput was 2% lower, it was offset by higher grades in all metals, resulting in a 32% increase in silver equivalent ounces produced.

Q3 2022 Consolidated Financial Highlights

Revenues Declined Due to Decrease in Metal Sales and a Drop in Metals Prices

Revenue from metals payable of $38.8 million in Q3 2022 or a decrease of 36% over the revenue of $60.7 million in Q3 2021 due to the decrease in metal sales and the drop in average realized prices for all metals, except zinc, as compared to Q3 2021.

Revenues for Q3 2022 were 22% lower than the revenue of $49.9 million in Q2 2022, as lower production from the Yauricocha and Bolivar Mines impacted metal sales quantities. The average realized prices for Q3 2022 decreased for copper (18%), zinc (17%), lead (10%), silver (15%) and gold (8%) as compared to the same during Q2 2022.

Cost of Operations Increased at Yauricocha and Bolivar Due to Lower Throughput

Yauricocha’s cash cost per copper equivalent payable pound was $2.01 (Q3 2021 - $1.37), and AISC (as defined herein) per copper equivalent payable pound of $3.36 (Q3 2021 - $2.83) for Q3 2022. The increase in cash costs and AISC was mainly a result of the 25% decrease in copper equivalent payable pounds as compared to Q3 2021. Despite 14% fewer copper equivalent payable pounds in Q3 2022 as compared to Q2 2022, cash cost and AISC per copper equivalent pound decreased from $2.06 and $3.39 respectively in Q2 2022, due to lower cost of sales and sustaining costs.

Bolivar’s cash cost per copper equivalent payable pound was $3.38 (Q3 2021 - $2.02), and AISC per copper equivalent payable pound was $5.12 (Q3 2021 - $4.34) for Q3 2022 due to higher operating costs per tonne and an 8% decrease in the copper equivalent payable pounds compared to Q3 2021. Bolivar’s Q3 2022 cash cost and AISC per copper equivalent pound decreased however from $3.39 and $5.49 respectively in Q2 2022.

Cusi’s Q3 2022 cash cost per silver equivalent payable ounce decreased to $14.58 from $17.06 in Q3 2021 as a result of higher grades. AISC per silver equivalent payable ounce decreased to $19.23 (Q3 2021 - $28.93). Unit costs decreased during Q3 2022, despite fewer silver equivalent payable ounces, as a result of lower operating costs per tonne and lower sustaining costs during Q3 2022 as compared to Q3 2021.

EBITDA, Net Income and Cash Flow Generation Impacted by Lower Revenues and Higher Operating Costs

Adjusted EBITDA(1) decreased 122% to $(3.9) million for Q3 2022 compared to $17.4 million in Q3 2021 and a 379% decrease compared to $1.4 million in the previous quarter. The decrease in EBITDA is related to drop in revenues attributable to lower production and higher operating costs during Q3 2022.

Net loss attributable to shareholders for Q3 2022 was $46.2 million or $(0.28) per share (basic and diluted), compared to net loss of $4.8 million or $(0.03) per share (basic and diluted) in Q3 2021 and net loss of $15.3 million or $(0.09) per share (basic and diluted) in Q2 2022.

Adjusted net loss attributable to shareholders(1) of $10.7 million, or $(0.07) per share for Q3 2022, compared to adjusted net loss of $1.7 million or $(0.01) per share for Q3 2021 and adjusted net loss of $11.6 million, or $0.0 per share for Q2 2022.

Operating cash flow before movements in working capital of $(6.8) million for Q3 2022 as compared to $15.1 million of cash generated from operating activities in Q3 2021 and $(1.6) million in Q2 2022. The decrease resulted from lower revenue and higher costs during the quarter.

Cash and cash equivalents of $13.7 million and working capital of $(52.3) million as at September 30, 2022 compared to $34.9 million and $17.3 million, respectively, at the end of 2021. The negative working capital is largely the result of the reclassification of the long-term portion of the credit facility to current, as the Company defaulted on certain debt covenants as of September 30, 2022. The Company is seeking accommodation from the lending banks in the form of waivers for this non-compliance. If the Company is unable to obtain such waivers for the current and any potential future breaches of its debt covenants, it could materially and adversely affect the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of its projects.

Cash and cash equivalents decreased during the nine-month period ended September 30, 2022 due to $31.2 million used in investing activities offset by $6.1 million of cash generated from operating activities and $3.8 million of cash generated from financing activities.

Financing activities included $25.0 million received from Banco de Credito del Peru (“BCP”) and Banco Santander by the Company’s subsidiary, Sociedad Minera Corona, to finance the repayment of the installments of $18.8 million on the original credit facility received from BCP.

1 This is a non-IFRS performance measure. See the Non-IFRS Performance Measures section of the MD&A.

Project Development

  Mine development at Bolivar during Q3 2022 totaled 2,080 meters, which included 1,265 meters of development to prepare stopes for mine production, and 815 meters to development of ramps; and
  Mine development at Cusi during Q3 2022 totaled 631 meters.

Exploration Update

Peru:

  Approximately 2,532 meters of diamond drilling was completed during Q3 2022 in the Fortuna North, Katty and Violeta zones with the aim to replace and increase the depleted mineral resources. Additionally, approximately 2,000 meters of greenfield exploration drilling was completed in the Tucumachay prospect.

Mexico:

Bolivar

  At Bolivar during Q3 2022, 18,318 meters were drilled in the Bolivar West, Bolivar NorthWest, the Cieneguita zones and El Gallo Superior encountering skarn intersections with mineralization. Additionally, infill drilling of 4,479 meters was completed in the Bolivar West, El Gallo Inferior and Bolivar NorthWest zones;

Cusi

  During Q3 2022, the Company completed 2,196 meters of infill drilling to support the development of the Santa Rosa de Lima vein and NE Trend.

Covid-19 Update And Outlook

The COVID-19 pandemic has impacted the Company’s operations over the past two years. While there are still concerns regarding the newer variants of the virus, there is reduced pressure on the operations due to relaxed measures as the Company has achieved almost 100% vaccination rate for its employees at all locations. The additional costs related to COVID dropped to $1.7 million during the nine-month period ended September 30, 2022 as compared to $8.0 million spent during the comparative nine-month period of 2021.

Impairment Charge

Lower market capitalization due to the drop in the Company’s share price, declining metal prices, lower production and consequent decrease in profitability were considered as indicators of impairment as on September 30, 2022. The Company performed an impairment analysis for each of its cash generating units (“CGU”) using Life of Mine (“LOM”), which incorporate current operational practices, long term metal prices based on recent analyst consensus and productivity assumptions, based on recent operating experience at the mines. The LOMs are not a National Instrument 43-101 technical report, but management's best estimate of future expected cash flows.

The Company updated the Bolivar LOM using updated information from the mine performance, required capex, metal prices and discount rate, and concluded that an impairment of $25.0 million was required for the Bolivar CGU.

The Cusi LOM was updated for the latest metal prices and discount rate. Following this analysis, management concluded that an impairment of $7.0 million was needed for the Cusi CGU as on September 30, 2022.

The updated Yauricocha LOM did not indicate any impairment as at September 30, 2022.

Suspended Guidance

In addition to the delays in the anticipated turnaround at the Bolivar mine due to the unexpected flooding in the Bolivar NW zone during the quarter, the Company also experienced production delays at the Yauricocha mine as a result of the mudslide incident and ensuing community blockade in September. Although mining restarted in parts of Yauricocha in October, the Company is following due assurance processes to ensure safe operations in the remaining sections of the mine. In view of these delays, the Company has suspended its production and financial guidance for 2022.

Strategic Review Process

In response to liquidity challenges from an accumulation of operational losses and negative cashflows, primarily from its Mexican operations, the Company announced, on October 18, 2022, the formation of a Special Committee and the initiation of a strategic review process.

The mandate of the Special Committee, comprised of its independent directors, includes exploring, reviewing and considering options to optimize the operations of the Company and possible financing, restructuring and strategic options in the best interests of the Company. Financial and legal advisors with particular expertise in turnaround and restructuring matters have been engaged to advise on this process.

The Company has engaged CIBC Capital Markets as a financial advisor in this process.

Delisting

As previously announced, the Company will voluntarily delist its common shares from the New York Stock Exchange American (“NYSE”) and the Bolsa de Valores de Lima (“BVL”). The final day of trading on the NYSE was today, November 14, 2022 with shares to be suspended from trading before market open on November 15, 2022.

The Company is continuing to pursue its BVL delisting and suspension from trading is anticipated later during the year. An update will be provided once a final trading date of the common shares on the BVL has been confirmed.

The Company’s common shares will continue to be listed and traded in Canadian dollars on the Toronto Stock Exchange.

Conference Call and Webcast

Sierra Metals' senior management will host a conference call on Tuesday, November 15, 2022, at 11:00 AM (EDT) to discuss the Company's financial and operating results for the three months ended September 30, 2022.

Via Webcast:

A live audio webcast of the meeting will be available on the Company's website:

https://events.q4inc.com/attendee/756129326

The webcast, along with presentation slides, will be archived for 180 days on www.sierrametals.com.

Via phone:

For those who prefer to listen by phone, dial-in instructions are below. To ensure your participation, please call approximately five minutes prior to the scheduled start time of the call.

Canada dial-in number (Toll Free): 1 833 950 0062

Canada dial-in number (Local): 1 226 828 7575

US dial-in number (Toll Free): 1 844 200 6205

US dial-in number (Local): 1 646 904 5544

All other locations: +1 929 526 1599

Access code: 991150

Press *1 to ask a question, *2 to withdraw your question, or *0 for operator assistance

Non-IFRS Performance Measures

The non-IFRS performance measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers.

Non-IFRS reconciliation of adjusted EBITDA

EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, and income taxes. Adjusted EBITDA has been included in this document. Under IFRS, entities must reflect in compensation expense the cost of share-based payments. In the Company’s circumstances, share-based payments involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange for cash. As such, the Company has made an entity specific adjustment to EBITDA for these expenses. The Company has also made an entity-specific adjustment to the foreign currency exchange (gain)/loss. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

The following table provides a reconciliation of adjusted EBITDA to the condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021

Net income (loss)	$(47,114)	$(3,727)	$(60,724)	$11,112

Adjusted for:
Depletion and depreciation	9,765	11,739	28,381	35,548
Interest expense and other finance costs	1,381	1,016	3,098	2,759
NRV adjustments on inventory	2,295	1,386	7,513	2,127
Share-based payments	253	315	579	1,039
Derivative gains	-	-	-	(451)
Costs related to COVID	109	2,505	1,693	7,992
Foreign currency exchange and other provisions	(147)	(800)	1,415	(303)
Impairment charges	32,000	-	32,000	-
Legal settlement and related charges	-	951	-	1,665
Income taxes	(2,409)	4,059	(421)	24,401
Adjusted EBITDA	$(3,867)	$17,444	$13,534	$85,889

Non-IFRS reconciliation of adjusted net income

The Company has included the non-IFRS financial performance measure of adjusted net income, defined by management as the net income attributable to shareholders shown in the statement of earnings plus the non-cash depletion charge due to the acquisition of Corona and the corresponding deferred tax recovery and certain non-recurring or non-cash items such as share-based compensation and foreign currency exchange (gains) losses. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors may want to use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS.

The following table provides a reconciliation of adjusted net income to the condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of United States dollars)	2022	2021	2022	2021

Net income (loss) attributable to shareholders	$(46,150)	$(4,815)	$(61,047)	$7,353
Non-cash depletion charge on Corona's acquisition	1,428	2,347	4,528	7,245
Deferred tax recovery on Corona's acquisition depletion charge	(384)	(1,061)	(1,379)	(2,547)
NRV adjustments on inventory	2,295	1,386	7,513	2,127
Share-based compensation	253	315	579	1,039
Legal settlement and related charges	-	951	-	1,665
Derivative gains	-	-	-	(451)
Foreign currency exchange loss (gain)	(147)	(800)	1,415	(303)
Asset impairment	32,000	-	32,000	-
Adjusted net income (loss) attributable to shareholders	$(10,705)	$(1,677)	$(16,391)	$16,128

Cash cost per silver equivalent payable ounce and copper equivalent payable pound

The Company uses the non-IFRS measure of cash cost per silver equivalent ounce and copper equivalent payable pound to manage and evaluate operating performance. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

All-in sustaining cost per silver equivalent payable ounce and copper equivalent payable pound

All‐In Sustaining Cost (“AISC”) is a non‐IFRS measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce/pound for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver and copper from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, including treatment and refining charges and selling costs, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures and corporate general and administrative expenses. AISC by mine does not include certain corporate and non‐cash items such as general and administrative expense and share-based payments. The Company believes that this measure represents the total sustainable costs of producing silver and copper from current operations and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver and copper production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

The following table provides a reconciliation of cash costs to cost of sales, as reported in the Company’s condensed interim consolidated statement of income for the three and nine months ended September 30, 2022 and 2021:

	Three months ended				Three months ended
(In thousand of US dollars, unless stated)	September 30, 2022				September 30, 2021
	Yauricocha	Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated

Cash Cost per Tonne of Processed Ore
Cost of Sales	25,084	16,633	4,770	46,487	25,240	12,819	7,698	45,757
Reverse: Workers Profit Sharing	103	-	-	103	(877)	-	-	(877)
Reverse: D&A/Other adjustments	(5,348)	(3,958)	(1,052)	(10,358)	(6,203)	(4,550)	(2,846)	(13,599)
Reverse: Variation in Finished Inventory	271	(296)	653	628	1,351	1,067	(220)	2,198
Total Cash Cost	20,110	12,379	4,371	36,860	19,511	9,336	4,632	33,479
Tonnes Processed	269,057	227,669	65,181	561,907	324,196	364,941	61,071	750,208
Cash Cost per Tonne Processed	$74.75	54.37	67.07	65.60	60.18	25.58	75.85	44.63

Bolivar cost of sales for the three-month ended September 30, 2021 exclude inventory adjustments of $3.8 million, which were indicated as prior period adjustments in Q3 2021.

	Nine months ended				Nine months ended
(In thousand of US dollars, unless stated)	September 30, 2022				September 30, 2021
	Yauricocha	Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated

Cash Cost per Tonne of Processed Ore
Cost of Sales	78,793	49,350	18,880	147,023	80,970	42,022	21,250	144,242
Reverse: Workers Profit Sharing	(514)	-	-	(514)	(3,518)	-	-	(3,518)
Reverse: D&A/Other adjustments	(15,792)	(10,485)	(3,142)	(29,419)	(19,335)	(12,173)	(5,561)	(37,069)
Reverse: Variation in Finished Inventory	(1,742)	(879)	361	(2,260)	1,285	1,887	122	3,294
Total Cash Cost	60,745	37,986	16,099	114,830	59,402	31,736	15,811	106,949
Tonnes Processed	901,394	671,597	219,826	1,792,817	979,316	1,121,880	210,967	2,312,163
Cash Cost per Tonne Processed	$67.39	56.56	73.23	64.05	60.66	28.29	74.95	46.25

The following table provides detailed information on Yauricocha’s cash cost, and AISC per copper equivalent payable pound for the three and nine months ended September 30, 2022 and 2021:

YAURICOCHA		Three months ended		Nine months ended
(In thousand of US dollars, unless stated)		September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Cash Cost per zinc equivalent payable pound
Total Cash Cost		20,110	19,511	60,745	59,402
Variation in Finished inventory		(271)	(1,351)	1,742	(1,285)
Total Cash Cost of Sales		19,839	18,160	62,487	58,117
Treatment and Refining Charges		6,495	8,343	21,024	27,100
Selling Costs		841	1,071	2,471	3,644
G&A Costs		2,495	2,341	7,018	7,178
Sustaining Capital Expenditures		3,476	7,550	11,194	13,608
All-In Sustaining Cash Costs		33,146	37,465	104,194	109,647
Copper Equivalent Payable Pounds (000's)		9,856	13,215	29,887	40,804
Cash Cost per Copper Equivalent Payable Pound	(US$)	2.01	1.37	2.09	1.42
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	3.36	2.83	3.49	2.69

The following table provides detailed information on Bolivar’s cash cost, and AISC per copper equivalent payable pound for the three and nine months ended September 30, 2022 and 2021:

BOLIVAR		Three months ended		Nine months ended
(In thousand of US dollars, unless stated)		September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Cash Cost per copper equivalent payable pound
Total Cash Cost		12,379	9,336	37,986	31,736
Variation in Finished inventory		296	(1,067)	879	(1,887)
Total Cash Cost of Sales		12,675	8,269	38,865	29,849
Treatment and Refining Charges		1,303	3,392	5,888	11,805
Selling Costs		757	872	2,846	3,258
G&A Costs		856	1,751	2,786	4,816
Sustaining Capital Expenditures		3,626	3,428	11,183	11,681
All-In Sustaining Cash Costs		19,217	17,712	61,568	61,409
Copper Equivalent Payable Pounds (000's)		3,752	4,085	10,476	16,918
Cash Cost per Copper Equivalent Payable Pound	(US$)	3.38	2.02	3.71	1.76
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	5.12	4.34	5.88	3.63

The following table provides detailed information on Cusi’s cash cost, and AISC per silver equivalent payable ounce for the three and nine months ended September 30, 2022 and 2021:

CUSI		Three months ended		Nine months ended
(In thousand of US dollars, unless stated)		September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Cash Cost per silver equivalent payable ounce
Total Cash Cost		4,373	4,632	16,099	15,811
Variation in Finished inventory		(653)	220	(361)	(122)
Total Cash Cost of Sales		3,720	4,852	15,738	15,689
Treatment and Refining Charges		332	770	1,177	2,838
Selling Costs		154	266	770	885
G&A Costs		312	937	1,557	1,521
Sustaining Capital Expenditures		388	1,402	2,685	5,001
All-In Sustaining Cash Costs		4,905	8,227	21,926	25,934
Silver Equivalent Payable Ounces (000's)		255	284	930	819
Cash Cost per Silver Equivalent Payable Ounce	(US$)	14.58	17.06	16.92	19.15
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	19.24	28.93	23.58	31.65

Consolidated:

CONSOLIDATED		Three months ended		Nine months ended
(In thousand of US dollars, unless stated)		September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Total Cash Cost of Sales		36,234	31,281	117,090	103,655
All-In Sustaining Cash Costs		57,268	63,404	187,688	196,990
Copper Equivalent Payable Pounds (000's)		15,005	18,920	45,317	62,792
Cash Cost per Copper Equivalent Payable Pound	(US$)	2.41	1.65	2.58	1.65
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	3.82	3.35	4.14	3.14

Additional non-IFRS measures

The Company uses other financial measures, the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. This includes:

  Operating cash flows before movements in working capital - excludes the movement from period-to-period in working capital items including trade and other receivables, prepaid expenses, deposits, inventories, trade and other payables and the effects of foreign exchange rates on these items.

This term does not have a standardized meaning prescribed by IFRS, and therefore the Company’s definition is unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because cash flows generated from operations before changes in working capital excludes the movement in working capital items. This, in management’s view, provides useful information of the Company’s cash flows from operations and is considered to be meaningful in evaluating the Company’s past financial performance or its future prospects. The most comparable IFRS measure is cash flows from operating activities.

Qualified Persons

Américo Zuzunaga, FAusIMM (Mining Engineer) Vice President, Technical is a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company with Green Metal exposure including increasing copper production and base metal production with precious metals byproduct credits, focused on the production and development of its Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains forward-looking information within the meaning of Canadian and United States securities legislation, including with respect to timing of the conference call, exploration and production plans and the delisting of the Company’s common shares. Forward-looking information relates to future events or the anticipated performance of Sierra and reflect management's expectations or beliefs regarding such future events and anticipated performance based on an assumed set of economic conditions and courses of action. In certain cases, statements that contain forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur" or "be achieved" or the negative of these words or comparable terminology. By its very nature forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual performance of Sierra to be materially different from any anticipated performance expressed or implied by such forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 16, 2022 for its fiscal year ended December 31, 2021 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
Email: info@sierrametals.com

Luis Marchese
CEO
Sierra Metals Inc.
+1(416) 366-7777